– Highly Confidential –

***Reflects latest status of financing packages with some areas to be confirmed***

# Summary of Saturn Financing

***Overview of Process to Date***

- Saturn has continued to make progress on its Financing, engaging with a broad set of Commercial & Investment Banks, Private Credit/Specialized Lenders and Preferred Equity providers to source financing for the transaction
- Saturn's intent is to provide the Board with five business segment financing packages encompassing the debt component of the transaction (US Retail, ABL/Filo, Boots, Shields, Prop Co. & the Preferred Equity)
- While this is a development from prior discussions when their intent was to provide a single umbrella commitment, lender requests and structuring requirements ultimately drove the change
- Saturn has provided us with a draft of the financing documents between Saturn and its lenders, and has noted that several of the other documents remain subject to ongoing negotiation, suggesting a Monday signing target (pre-open) is possible, but challenging
- We have not engaged in independent discussions with lenders yet but expect as the business segment packets become more developed and finalized, with lead lenders appointed, we will discuss support directly with those lenders
- We still have not received any written update on Saturn or it's LP's equity commitments

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***Saturn's Current Position***

- Saturn appears to have navigated significant challenges to pull together current financing structure
  - Lenders have required certain components of Blazing Star to be ring-fenced
  - Saturn was unable to secure financing support for VMD, requiring it to be a standalone subsidiary that will require independent support
  - The business segments will be individually capitalized and financed, with syndication efforts being coordinated but otherwise independent of each other
  - Preferred equity investors have stipulated the requirement to track the business segments and specifically only want to invest in the Shields and Boots business segments
  - Liquidity facilities to support the business are also provisioned for, providing adequate working capital resources for the business segments to operate post-close without the current Parent support / resource pooling
- Saturn has indicated they are on track to harmonize and finalize the financing in-line with the current timeline and expects to have signature packets and final sets of commitment letters available for review in advance of Sunday's proposed final board meeting
- Equity commitments and the rollover participation coupled with a financing bridge to the proceeds from owned equity stake sales (Cencora / Brightspring) remain outstanding issues that require resolution

CENTERVIEW PARTNERS 2

-- Highly Confidential -- Reflects latest status of financing packages with some areas to be confirmed Summary of Saturn Equity Financing ▪ The equity commitment, inclusive of any shareholder and management rolled equity, is expected to be $[3.0-4.0]B with Preferred Equity being an additional $3.0B, for a total equity of $[6.0-7.0]B – At $11.45 per share, reflective only of Saturn’s up-front cash offer, this likely equates to an enterprise value of $24.1B (excluding non-closing date cash items) and an equity composition of 35%, inline with Saturn’s original indication and lending conventions – Saturn is expected to contribute $[1.7-1.9]B inclusive of co-invest from LPs – The Preferred Equity will be split $1.5B into the Boots Business Segment and $1.5B into Equity the Shields Business Segment Component • Contained within the Preferred Equity is a stated return of 14% if serviced in cash and 15% if in-kind • Preferred Equity Investors will also benefit from 2.5% detachable warrants in Boots and 4.0% in Shields, both struck at a 1.0x common equity MOI • Preferred Equity Investor must hold at least 50% of the outstanding Preferred Shares (cannot sell any shares) to be entitled to appoint (1) Board designee, which will reduce to an observer right should the 50% threshold no longer apply ▪ Existing Shareholders, principally Stefano Pessina, are expected to roll 100% of Rollover participating shares into the transaction Equity Component 3

[***] indicates information has been omitted on the basis of a confidential treatment request pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended. This information has been filed separately with the Securities and Exchange Commission.

– Highly Confidential –

**Reflects latest status of financing packages with some areas to be confirmed**

# Current Status of Saturn's Debt Commitment Letters

| | |
|---|---|
| ***Funding, Structure & Liquidity*** | ▪ Expect to recieve commitments contemplating **$19.4B Total Debt**, with an expected closing date funding of $14.25B<br>– **US Retail - $4.0B funded ($8.0B total)** (1)<br>• $5.0B of Asset Based Revolver Commitments (up to $2B funded at Close)<br>• $3.0B of Asset Based Loan Commitments (up to $2B funded at Close)<br>– **International/Boots - $5.75B funded ($6.6B total)**<br>• $0.85B Asset Based Revolver Commitments<br>• $2.25B Syndicated Term Loan B<br>• $2.0B Syndicated High Yield Bonds<br>• $1.50B Privately Placed Preferred Equity<br>– **Shields - $4.0B funded ($4.25B total)**<br>• $0.25B Cash Flow Based Revolver Commitments(2)<br>• $2.50B Privately Placed Term Loan<br>• $1.50B Privately Placed Preferred Equity<br>– **US PropertyCo - $0.5B funded ($0.5B total)**<br>• $0.50B Syndicated Term Loan B |
| ***Financing Parties*** | ▪ Expect the Commitment Parties to comprise the following (single parties may span across business segments):<br>– Asset Based Lenders: Citi, Deutsche, Goldman Sachs, JP Morgan, Mizhuo, PNC, UBS, Wells Fargo<br>• Filo lenders include: HPS, Ares, Oaktree & Sixth Street<br>– Capital Markets Investment Banks: Citi, Deutsche, Goldman Sachs, JP Morgan, Mizhuo, PNC, UBS, Wells Fargo<br>– Privately Placed Loan Lenders: HPS, Goldman Sachs Asset Management (co-lender to HPS)<br>– Preferred Equity Investors: [***] with UBS likely bridging the preferred |

(1) May also include $1.0bn of AR factoring
(2) Shields Revolver Commitment is expected size

CENTERVIEW PARTNERS 4

-- Highly Confidential -- Reflects latest status of financing packages with some areas to be confirmed Conditionality & Other Significant Structural Items ▪ While the financing support and elimination of a financing contingency is delivered by Saturn via multiple business segment financing packages, conditionality and funding structure is generally replicated and uniform ▪ All financing parties are required to maintain an identical standard on Material Adverse Change, utilizing the Merger Agreement as the reference document/standard – Post-close, a Material Adverse Change can be enforced on a by Business Segment basis – Closing deliverables are expected to be uniform and consistent, though will require stand-alone certifications of solvency at each silo as a condition to closing • Additionally, it is expected that the Company will be required to deliver standalone audited and unaudited financial results for the international segment and potentially also US Retail – The Business segment silos will need to be created in advance of closing to facilitate the financing, including to crystalize required tax attributes and to facilitate the push-down of equity contributions (new common, rollover and preferred equity) • Minimum equity contributions (inclusive of common / rollover / management participation and preferred) must be met on a Business Segment basis • US Retail – 25% / International Boots – 40% / Shields – 50% ▪ While financing packages continue to include financing party diligence requirements and final approvals from their required committees, we understand diligence is complete and approvals are underway and expected to be received on the proposed timeline to announcement 6